Exhibit 1
February 23, 2008
The New York Stock Exchange,
New York.
Dear Sirs,
Sub: Board Meeting held on February 23, 2008
The Board of Directors met today and considered, in-principle, a merger of Centurion Bank of Punjab Limited with HDFC Bank Limited. The Board has accorded in-principle consent to pursue the merger, subject to satisfactory due diligence, a fair share swap ratio and receipt of approvals from the Reserve Bank of India, Stock exchanges and other requisite statutory and regulatory authorities and the respective Boards and shareholders.
Ambit Corporate Finance Pte Ltd. and J.M. Financial Consultants Pvt. Ltd. are the investment bankers to Centurion Bank of Punjab and HDFC Bank respectively in this transaction.
M/s. Dalal & Shah, Chartered Accountants and Ernst & Young Pvt. Ltd., have been jointly appointed as the independent valuers to determine the share swap ratio. M/s. J. Sagar Associates has been appointed as the legal advisor for the transaction.
The Board intends to meet again on:
Æ February 25, 2008 to consider the terms of the merger including Swap ratio after receipt of the valuation reports and
Æ February 28, 2008 to consider the draft Scheme of Amalgamation, due diligence report and any other matter as required.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sd/-
Sanjay Dongre
Executive Vice President — Legal &
Company Secretary